NEWS RELEASE

Company Contact:
Barry Regenstein, President
Command Security Corporation
845-454-3703

COMMAND SECURITY CORPORATION REPORTS
RESULTS FOR FIRST QUARTER OF FISCAL 2010

Lagrangeville, New York***August 14, 2009***Command Security Corporation (NYSE Amex: MOC) announced today its financial results for its first fiscal quarter of 2010 ended June 30, 2009.

For the three months ended June 30, 2009, revenues increased 9.8% to $35,067,884, compared with revenues of $31,948,956 in the same period of the prior year.  Operating income for the three months ended June 30, 2009 decreased 61.6% to $400,369, compared with $1,042,727 in the same period of the prior year.  Net income decreased 71.0% to $159,220, or $0.01 per basic and diluted share, compared with $549,935, or $0.05 per basic and diluted share, in the same period of the prior year.

The increase in revenues for the three months ended June 30, 2009 was due primarily to the following events:

•
The commencement of security services during the first quarter of fiscal 2010 under a new contract to provide such services to a major transportation company at approximately 120 locations in twenty-one states throughout the eastern and western regions of the United States;

•	Expansion of security services provided to new and existing customers; and

•	The acquisition of security services businesses in Florida in September 2008.

The decrease in net income for the three months ended June 30, 2009 compared to the corresponding period of the prior fiscal year was due mainly to:  (i) the loss of a contract with a major airline customer to provide skycap, wheelchair and cargo services at John F. Kennedy International Airport; (ii) reductions in service hours for several of our airline and security services customers as a result of current economic conditions; and (iii) higher workers’ compensation reserves associated with increased potential future costs for certain existing claims.

Commenting on the results from the first fiscal quarter of 2010, Edward S. Fleury, Chief Executive Officer of Command Security, stated, “We are pleased with the increased size of contract awards recently received and our related top line growth, which reinforces our investment decisions in our service delivery and sales and marketing capabilities.  In regards to the decrease in our operating results and margins, we will continue to focus on our cost structure and take actions, streamlining our business to maximize profitability in this difficult environment.  However, we believe Command Security is well-positioned in the security industry to manage through the current environment, and we remain confident of our long-term prospects for growth in earnings and shareholder value.”

Barry I Regenstein, President of Command Security, stated, “We remain committed to our business strategy of organic growth, targeted acquisitions and consistency in the quality of our service delivery.”

About Command Security Corporation

Command Security Corporation provides uniformed security officers, aviation security services and support security services to commercial, financial, industrial, aviation and governmental customers throughout the United States.  We safeguard against theft, fraud, fire, intrusion, vandalism and the many other threats that our customers are facing today.  By partnering with each customer, we design programs customized to meet their specific security needs and address their particular concerns.  We bring years of expertise, including sophisticated systems for hiring, training, supervision and oversight, backed by cutting-edge technology, to every situation that our customers face involving security.  Our mission is to enable our customers to operate their businesses without disruption or loss, and to create safe environments for their employees.  For more information concerning our company, please refer to our website at www.commandsecurity.com.

Forward-Looking Statements

This announcement by Command Security Corporation (referred to herein as the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company that are based on management’s assumptions, expectations and projections about the Company.  Such forward-looking statements by their nature involve a degree of risk and uncertainty.  The Company cautions that actual results of the Company could differ materially from those projected in the forward-looking statements as a result of various factors, including but not limited to the factors described under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K for the fiscal year ended March 31, 2009, filed with the Securities and Exchange Commission, and such other risks disclosed from time to time in the Company’s periodic and other reports filed with the Securities and Exchange Commission.  You should consider the areas of risk described above in connection with any forward-looking statements that may be made by the Company.  The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.  You are advised, however, to consult any additional disclosures the Company makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with the Securities and Exchange Commission, which are publicly available at the Securities and Exchange Commission’s website at www.sec.gov/edgar.shtml.

COMMAND SECURITY CORPORATION

	Three Months Ended June 30, (Unaudited)
	2009	2008
Revenues	$35,067,884	$31,948,956
Operating income	400,369	1,042,727
Other expense	116,149	112,792
Provision for income taxes	125,000	380,000
Net income	$159,220	$549,935
Net income per common share
Basic	$0.01	$0.05
Diluted	$0.01	$0.05
Weighted average number of common shares outstanding
Basic	10,804,683	10,757,216
Diluted	11,258,041	11,420,130

Balance Sheet Highlights	June 30, 2009	March 31, 2009
	(Unaudited)	(Audited)

Cash	$164,092	$177,011
Accounts receivable	23,830,793	21,603,826
Total current assets	27,656,053	25,898,164
Total assets	35,908,540	34,265,035
Total current liabilities	20,202,780	18,792,120
Short-term debt	11,537,122	11,006,134
Total liabilities	20,991,916	19,543,467
Stockholders’ equity	14,916,624	14,721,568
Total liabilities and stockholders’ equity	$35,908,540	$34,265,035